October 8, 2014

VIA EDGAR

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:    Alexander & Baldwin, Inc.
Form 10-K for the year ended December 31, 2013
Filed on March 3, 2014
File No. 001-35492

Dear Ms. Monick:

Reference is made to a letter dated September 15, 2014 (the “Comment Letter”) to Mr. Paul K. Ito, Chief Financial Officer of Alexander & Baldwin, Inc. (the “Company”), setting forth the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-K for the year ended December 31, 2013, filed by the Company (the “Annual Report”).

This letter sets forth the Company’s responses to the Staff’s comment. For your convenience, the Staff’s comment has been restated below in its entirety, with the response to the comment set forth immediately below the comment. The heading and numbered paragraph in this letter correspond to the heading and numbered paragraph in the Comment Letter.

Capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to them in the Annual Report.

Form 10-Q for the period ended March 31, 2014
Financial Statements
Notes to Condensed Consolidated Financial Statements, page 6
(12) Income Taxes, page 13

1. We note your response to our prior comment four. Please clarify for us what new information was received in 2013 that was not available as of December 31, 2012. Additionally, please expand your materiality analysis to address the materiality impact on Income From Continuing Operations.

In 2012, the Company based its accounting estimate for the tax impact of the deferred intercompany gains on available historical information that was readily accessible in a timely matter without undue cost. As noted in the Company’s prior response, the deferred intercompany gains originated over an 18-year period, from 1989 to 2007. As a result, to accurately calculate the amount of the deferred intercompany gains, the Company was required to examine historical records and transactions that could affect each asset’s tax basis during the intervening years. Due to the age of the transactions that affected each asset’s tax basis, the Company was unable to obtain and fully analyze all of the required information in a timely and cost effective manner in 2012, and as a result, used the best information available to record an estimate for 2012. As an example, one property was transferred multiple times between consolidated entities over the years for accounting purposes, (the transfers had no financial impact at the consolidated reporting level). In order to properly compute the property’s tax basis and the deferred intercompany gain, the Company needed to perform research to ascertain whether any of the

U.S. Securities and Exchange Commission
October 8, 2014

accounting transfers were legal transfers of ownership, which is the event that triggers a deferred intercompany tax gain. Additionally, once the date of the deferred intercompany gain was determined, the Company had to recompute tax depreciation, taking into account any additional capitalized expenditures and disposals, from the first legal transfer date to the date of separation from Matson in 2012. In 2013, after reviewing the new information and completing its analysis, the Company finalized the amount of intercompany gain taxable for federal and state income tax purposes.

An “accounting estimate” does not appear to be explicitly defined in the Financial Accounting Standards Board Accounting Standards Codification. However, paragraph .01 of PCAOB AU Section 342 defines an “accounting estimate” and states, in part:

For purposes of this section, an accounting estimate is an approximation of a financial statement element, item, or account. Accounting estimates are often included in historical financial statements because-

a.	The measurement of some amounts or the valuation of some accounts is uncertain, pending the outcome of future events.

b.	Relevant data concerning events that have already occurred cannot be accumulated on a timely, cost-effective basis. [emphasis added]

The Master Glossary of the FASB Codification defines a “change” in accounting estimate as follows:

A change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information…[emphasis added]

Given the new information that was obtained from the examination of additional records and the completion of the Company’s analysis, the Company believes it was acceptable to treat the revised estimate of deferred intercompany gain as a change in accounting estimate in 2013.

Accordingly, in 2013, a provision-to-return true-up for the 2012 year was calculated and recorded in 2013; however, as indicated in the Company’s prior response, due to an error in posting the amount of the provision-to-return true-up adjustment, the Tax Adjustment amount was not properly recorded in 2013 and instead was corrected by the Company and disclosed in the Company’s Form 10-Q for the first quarter of 2014.

As requested, the Company has provided a quantitative analysis that follows, which compares the Tax Adjustment to income from continuing operations. However, the Company notes that while income from continuing operations may be a relevant metric for some companies, the Company believes that net income is a more comprehensive and relevant earnings metric for the Company. The Company regularly repositions its commercial portfolio by selling commercial properties and reinvesting the proceeds in replacement commercial properties. Pursuant to GAAP, the historical income stream from these properties must be reclassified to discontinued operations, which in turn understates the expected future income stream that would be expected based on income from continuing operations. Accordingly, given the regular repositioning of the Company’s commercial portfolio, the Company believes that net income is a superior metric with which to measure earnings and against which to evaluate quantitative materiality of the Tax Adjustment. The Company notes that under the revised accounting standard for discontinued operations (ASU 2014-08), the income from commercial properties sold would have been included in income from continuing operations, which in turn would have made the Tax Adjustment quantitatively immaterial to income from continuing operations. As indicated, the Company regularly repositions its portfolio, and as a result, income from discontinued operations totaled $34.3 million for the six months ended June 30, 2014 and the three months ended March 31, 2014, and was $22.3 million for the year ended December 31, 2013.

U.S. Securities and Exchange Commission
October 8, 2014

Notwithstanding the Company’s view with respect to the relevance of income from continuing operations as compared to net income, pursuant to the Staff’s request, the following table has been updated to include Income From Continuing Operations (in bold).

(in millions, except per share amounts)	Six Months Ended June 30, 2014 (as reported-includes Tax Adjustment)	Tax Adjustment as a percentage of financial statement line item:	Quarter Ended March 31, 2014 (as reported-includes Tax Adjustment)	Tax Adjustment as a percentage of financial statement line item:	Year Ended December 31, 2013 (as reported-excludes Tax Adjustment)	Tax Adjustment as a percentage of financial statement line item:
Income from continuing operations	$9.7	16.5%	$(0.5)	NM*	$15.1	10.6%
Net income attributable to A&B shareholders	$42.6	3.8%	$33.4	4.8%	$36.9	4.3%
Net income per diluted share attributable to A&B shareholders	$0.87	3.7%	$0.68	4.8%	$0.82	4.3%
* Percentage is not meaningful because the Tax Adjustment changes income from continuing operations into a loss. Please refer to the discussion below regarding the evaluation of the Tax Adjustment's impact on the quarter ended March 31, 2014.

As shown in the preceding table, the Tax Adjustment for the three months ended March 31, 2014, while not material on an absolute basis, converted income from continuing operations into a loss. For the years ended December 31, 2013 and the estimated full year ended December 31, 2014 (for which the Company is disclosing the six months ended June 30, 2014 due to confidentiality considerations with respect to disclosing estimated financial information for the full year ended December 31, 2014), the Company does not believe the Tax Adjustment is quantitatively material, particularly as the percentage related to 2014 is computed based only on the first six months of 2014 and is not representative of a full year. However, in addition to a quantitative analysis, an analysis of relevant qualitative considerations must also be undertaken to assess whether the Tax Adjustment is material.

The Company based its evaluation on all relevant qualitative factors, including consideration of the provisions of ASC 250, Accounting Changes and Error Corrections, SEC Staff Accounting Bulletin (SAB) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. Additionally, the Company considered the principle enunciated by the U.S. Supreme Court that a fact is material if there is “a substantial likelihood that the…fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”

The Company evaluated the Tax Adjustment’s impact on income from continuing operations and has updated its response, as further detailed below:

•
The Company does not believe the Tax Adjustment masks a change in earnings or other trends. The Company’s earnings are inherently variable due to the nature of its business, which includes episodic sales of real estate, and therefore, the Company’s earnings, including income from continuing operations, are less predictable on a trend basis. Consequently, due to the combination of the variability of the Company’s earnings from episodic real estate sales and the fact that historic landholdings have significant value, but are recorded at historical cost, all of the six analysts that currently cover the Company do not determine the value of the Company’s common stock based on net income or income from continuing operations, but rather they utilize a “sum of the parts” analysis, which would be unaffected by the Tax Adjustment.

•
The Company does not believe the Tax Adjustment hides a failure to meet analysts’ expectations with respect to income from continuing operations. The Company’s analysts issue earnings per share expectations, but its analysts do not issue estimates or an outlook for income from continuing operations.

•
The Tax Adjustment does not change income from continuing operations or net income into a loss or vice versa for the year ended December 31, 2013 or the estimated full year results for 2014. The Tax Adjustment does change income from continuing operations into a loss for the quarter ended March 31, 2014; however, as previously noted, the Company disclosed the impact of the Tax Adjustment in its Form 10-Q for the quarter ended March 31, 2014.

U.S. Securities and Exchange Commission
October 8, 2014

•	The Tax Adjustment does not affect management compensation because incentives are based on total pre-tax income.

•	The Tax Adjustment did not affect compliance with any loan covenants, contracts or regulatory requirements.

•	The Tax Adjustment does not conceal an unlawful transaction.

•	The Tax Adjustment was not expected to result in a significant positive or negative stock market reaction.

Based on the foregoing analysis, taking into account all relevant quantitative and qualitative factors, the Company concluded that the Tax Adjustment was immaterial to the financial statements taken as a whole for the year ended December 31, 2013 and for the estimated fiscal year ended December 31, 2014.

While the Company believes that the Tax Adjustment’s impact on the quarter ended March 31, 2014 was not material on a quantitative and qualitative basis, we acknowledge that the Tax Adjustment converted income from continuing operations into a loss. Therefore, the Company appropriately disclosed the impact of the adjustment in the quarter. However, to further increase transparency with respect to the impact of the Tax Adjustment on the Company’s financial statements, the Company is prepared to provide an enhanced disclosure in future filings, as follows:

The effective income tax rate for the [...]-month period ended [...], 2014 was higher than the statutory rate due primarily to an out-of-period 2013 adjustment to income taxes, which had the effect of increasing income tax expense and reducing net income and income from continuing operations by $1.6 million in the year-to-date period, or approximately $0.03 per diluted share. Income taxes for the year ended December 31, 2013 were lower by $1.6 million and net income and income from continuing operations for the year ended December 31, 2013 were higher by $1.6 million, or approximately $0.04 per share. The Company does not believe this adjustment was material to the financial results of previously issued annual or interim financial statements and, therefore, did not restate any prior period amounts.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (808) 525-8415.
Sincerely,

/s/ Paul K. Ito
Paul K. Ito
Senior Vice President, Chief Financial Officer, Treasurer and Controller

cc:    Douglas Pasquale (Audit Committee)